Crescent Financial Corporation
1005 High House Road, Cary, NC  27513

March 9, 2009

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Crescent Financial Corporation, Cary, North Carolina Registration No. 333-157137 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Crescent Financial Corporation (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated such that it will become effective at 4:00 PM Eastern Time on March 11, 2009, or as soon thereafter as may be practicable.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure contained in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

cc: Gaeta & Eveson, P.A.	Very Truly Yours, /s/ Michael G. Carlton Michael G. Carlton President and Chief Executive Officer